3-12-02

ITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

02019726

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RECEIVED
MAR 0 1 2002

SEC FILE NUMBER
8-48885

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE BEGINNING 10/01/00 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

VERSUS Brokerage Services (U.S.) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Yonge St., Suite 1200
(No. and Street)

Toronto (City) ON (State) M5E IH5 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Ron White (416) 214-6985
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to VERSUS Brokerage Services (U.S.) Inc. for the period ended December 31, 2001, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Ron White
Vice President, Finance, & CFO

February 7, 2002
Date

Subscribed and sworn to before me,
On this 7th day of February, 2002

Notary Public

VERSUS BROKERAGE SERVICES (U.S.) INC.

(SEC I.D. NO. 8-48885)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
VERSUS Brokerage Services (U.S.) Inc.

We have audited the accompanying statement of financial condition of VERSUS Brokerage Services (U.S.) Inc. (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of VERSUS Brokerage Services (U.S.) Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 7, 2002

VERSUS BROKERAGE SERVICES (U. S.) INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH	$403,951
PREPAID EXPENSES	1,874
TOTAL	$405,825

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Interest payable	$ 78,331
Due to affiliates	24,344
Other payables	17,867
Total liabilities	120,542
SUBORDINATED LOANS	150,000
STOCKHOLDER'S EQUITY:	
Common stock, no par value, authorized and outstanding - 1 share	1
Retained earnings	135,282
Total stockholder's equity	135,283
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$405,825

See notes to statement of financial condition.

VERSUS BROKERAGE SERVICES (U.S.) INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
PERIOD ENDED DECEMBER 31, 2001

1. DESCRIPTION OF BUSINESS

VERSUS Brokerage Services (U.S.) Inc. (the "Company") is a private corporation and was incorporated under the Business Corporations Act (Ontario) on September 20, 1995. The Company is a wholly owned subsidiary of E*Trade Technologies Corp. (the "Parent Company") which is wholly-owned by E*Trade Group, Inc. ("EGI").

In December 2000, the Company changed its year-end from September 30 to December 31 in order to correspond with that of the Parent Company.

The Company is a registered broker-dealer which refers institutional clients to affiliates, E*Trade Canada Securities Corporation ("ECSC") and E*Trade Institutional (Canada) Corporation ("EICC"), which are Canadian wholly-owned brokerage subsidiaries of the Parent Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

All of the Company's assets and liabilities are carried at amounts which approximate fair value.

3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Derivative Instruments - In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), *Accounting for Derivative Instruments and Hedging Activities* as amended in June 1999 by SFAS 137, *Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133*, and in June 2000, by SFAS 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities* (collectively, SFAS 133), which is effective for all fiscal periods beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS 133 requires that entities recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. SFAS 133 became effective for the Company on January 1, 2001. The adoption of SFAS 133 did not have a material impact on the Company's financial position.

Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities - In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140, *Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS 140"), replacing Financial Accounting Standards Board Statement No. 125. SFAS 140 revises the standard for accounting and reporting for transfers and servicing of financial assets such as receivables, loans and securities, factoring transactions, wash sales, servicing assets and liabilities, collateralized borrowing

arrangements, securities lending transactions, repurchase agreements, loan participations and extinguishments of liabilities. SFAS 140 provides consistent guidelines for distinguishing transfers of financial assets from transfers that are secured borrowings. The Company adopted SFAS 140 effective January 1, 2001. The adoption of SFAS 140 did not have an impact on the Company's financial position.

4. INCOME TAXES

There were no income taxes payable as at December 31, 2001, as all amounts were fully paid during the period. The Company will not file a United States tax return based on its lack of a permanent establishment in the United States.

5. SUBORDINATED LOANS

At December 31, 2001, the Company has outstanding loans under two Uniform Subordinated Loan Agreements (the "Agreements") with the Parent Company and approved by the National Association of Securities Dealers ("NASD") totaling $150,000. Under the terms of the Agreements, the loans have been effectively subordinated to the claims of the general creditors of the Company, and any repayment of the debt is subject to the approval of the NASD. The loans are due on September 1, 2006 and carry an annual interest rate of 10%, payable upon maturity.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $269,649, which exceeded the minimum by $169,649. The Company's percentage of aggregate indebtedness to net capital was 0.45 to 1.

7. RELATED PARTY TRANSACTION

In the normal course of business, the Company refers institutional clients to ECSC for Canadian market equity trade execution and clearing on a fully disclosed basis. The Company has an Inter-Company Management Services Agreement with ECSC dated January 1, 2001, which covers the provision of certain management services for the Company, including executive management, corporate, financial, accounting, legal, administrative and regulatory reporting services.

8. FINANCIAL INSTRUMENTS

Credit risk - In the normal course of business, the Company is subject to credit risk when referring customer transactions for execution and settlement. The Company's exposure to credit risk associated with its clients trading activities is measured on an individual counterparty basis. As of December 31, 2001, the Company's most significant concentration of credit risk was with a large financial institution.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 7, 2002

VERSUS Brokerage Services (U.S.) Inc.
60 Yonge Street, Suite 1200
Toronto, Ontario Canada MSE IH5

In planning and performing our audit of the financial statements of VERSUS Brokerage Services (U.S.) Inc. (the "Company") for the fifteen-month period ended December 31, 2001 (on which we issued our report dated February 7, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a- 5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization

and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP